December 6, 2019

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:         Virtuoso Surgical, Inc.

Draft Offering Statement on Form 1-A

Submitted on October 23, 2019

CIK No. 0001742075

Dear Mr. Fischer:

Virtuoso Surgical, Inc. (the “Company”) is in receipt of your letter dated November 20, 2019 (the “Comment Letter”) regarding the Company’s confidential draft Offering Statement on Form 1-A. On behalf of the Company, I am responding to comments provided by the Division of Corporation Finance (the “Staff”). The Company is concurrently submitting for confidential review an amended Offering Statement on Form 1-A (the “Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

Cautionary Statement Regarding Forward-Looking Statements, page 1

1.	Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act.

Response: The reference to the safe harbor provision has been deleted.

Summary

Intellectual Property, page 5

2.	Please describe the material terms of the license agreements with Johns Hopkins University and Vanderbilt University, including the rights and obligations of each party, any payment terms including upfront, milestone and royalty payments, the royalty term, and term and termination provisions.

Response: The following disclosure has been added to page 5 of the Offering Statement.

“Effective May 11, 2016, the Company entered into a non-exclusive, non-transferable patent license with Johns Hopkins University. Under the terms of the license, the Company has the right to use concentric nitinol tubes for surgical devices in the following countries (or regions), under the following patents: United States (8,152,756 and 8,715,226); Japan (2008-541319, 2012-139088, 2015- 094824, and 2014-000372); European Patent Office (06844376.1); Canada (2,630,061); and China (200680050046.8). Under the terms of the license, Johns Hopkins has received a fee of $2,000 and five percent (5%) of the common stock of the Company, and is entitled to receive a royalty of four percent (4%) of the Net Revenues (as defined in the license) of the Company of sales of products incorporating concentric nitinol tubes and one percent (1%) of the consideration received by the Company upon a sale of the Company or other similar transaction. The royalty is due and owing throughout the life of the patents, for each respective jurisdiction. At this time, the Company does not know the exact dates that the patents, or any possible follow-on patents that utilize this underlying technology, will expire. Generally, under the Patent Cooperation Treaty of 1970 and the Patent Law Treaty of 2000, patents like the Johns Hopkins patents last for twenty (20) years from the initial date of filing. The Johns Hopkins U.S. patents were initially filed on November 15, 2006 and March 9, 2012, and are expected to expire twenty (20) years from those dates.”

“Effective May 15, 2016, the Company entered into an exclusive, non-transferable patent license with Vanderbilt University. Under the terms of the license, the Company has the right to make, use, offer to sell, sell and import products, for human surgical applications, systems and apparatuses for endoscopic deployment of robotic concentric tube manipulators, and the Company has the exclusive right to manufacture and/or sell such systems or apparatuses in the United States. Under the terms of the license, Vanderbilt University has received a fee of $5,000, reimbursement for Vanderbilt’s patent-prosecution costs and four percent (4%) of the common stock of the Company, and is entitled to receive a royalty of four percent (4%) of the Gross Sales (as defined in the license) of products incorporating the patented technology; annual royalties of at least $3,000, beginning in 2021, and increasing to $50,000 annually beginning in 2025; and $250,000 upon a sale of the Company or other similar transaction. The royalties are due and owing throughout the life of the licensed patents. The Vanderbilt U.S. patents were initially filed on September 13, 2013 and October 2, 2015, and are expected to expire twenty (20) years from those dates. The Company does not have “PCT” coverage on the Vanderbilt patents.”

3.	Please provide a description of the U.S. Patents that you have licensed from Johns Hopkins University and Vanderbilt University, as well as the expiration dates and the foreign jurisdictions in which you also have issued patents.

Response: Please see our additional disclosure response to Comment 2 above, which also is responsive to Comment 3.

Class A Preferred Stock, page 6

4.	We note your disclosure that you anticipate initiating a change of control within the next six years, which would be a shorter tie-up period than the average tie-up period for venture capital investments. Please tell us why you express in such certain terms that you will be initiating a change of control within the next six years.

Response: In our draft Offering Statement, we stated, “The Company anticipates initiating a change of control within the next six (6) years […].” We appreciate the Staff’s comment, and note that when we elected to use the term “anticipates” rather than “will,” it was not our intention to indicate that any future event would occur.

Based on the Staff’s comment, page 8 of the Offering Statement includes amended disclosure as follows:

“We believe that the net proceeds of the Offering, if fully subscribed, will likely provide the Company with the capital necessary to receive regulatory approval and begin initial commercial sales. However, within six (6) years, the Company anticipates needing significant additional capital beyond that which is being raised in the Offering in order for the Company to achieve full-scale manufacturing and sales operations. As a result, the Company will, in all probability, need to pursue selling sufficient amounts of common stock, which could effect a change of control, within the next six (6) years.”

We also added the following language to page 6 of the Offering Statement:

“The capital needs of the Company will likely require a sale of a majority of common stock within at least six (6) years, based on the probable cost of building long-term manufacturing, sales, marketing, physician-training, and customer-support capabilities for a surgical system of this type. Within the medical-device industry, startup-company acquisitions by major medical-device manufacturers often occur upon regulatory approval or initial commercial sales of the start-up companies’ products.”

5.	Please revise to provide more fulsome disclosures concerning the application of Section 1202 of the Internal Revenue Code.

Response: The Offering Statement includes the following additional disclosure on page 9:

“Under Section 1202 of the IRC, also called the Small Business Stock Gains Exclusion, taxpayers are allowed to exclude from federal tax capital gains from select small business stock sales, up to $10 million. Section 1202 of the IRC only applies to qualified small business stock acquired after September 27, 2010, which is held for more than five (5) years. You should consult your own tax adviser regarding the possible applicability of Section 1202 of the IRC to your current, and any future, situation. The Company is not providing and shall not provide tax advice to its investors, and the Company has reserved the right to make future business decisions without considering the possible tax effect to investors of the Company’s business decisions.”

6.	Please remove the “Potential Investment Returns” chart following bullet point four of this discussion, as it appears to assume the issuance of Success Bonuses and your ability to make these payments.

Response: The chart has been removed and replaced with the following disclosure on page 8 of the Offering Statement:

“Structure of Potential Returns for an Investment in the Company’s Class A Preferred Stock

As with any early-stage investment, and particularly with an early-stage medical-device investment, an investment in the Company’s Class A Preferred Stock carries great risk. You should refer to the risk factors described throughout this Offering Circular to understand those known risks. There are unknown risks as well.

The Company believes that, in order to be fair to its investors, the potential returns for an investment in the Company’s Class A Preferred Stock should reflect the risk of the investment. In structuring the potential returns, the Company researched the available academic literature regarding comparable investments of this type (often called “early-stage,” or “development-stage,” or “venture-stage” companies). Based on a peer-reviewed article from 2005 in the Journal of Financial Economics, authored by John Cochrane, the Rose-Marie and Jack Anderson Senior Fellow at the Hoover Institution of Stanford University, entitled, “The risk and return of venture capital,” Prof. Cochrane determined that the historical arithmetic returns on venture-capital firms’ investments in early-stage companies averaged 59% per year. The Company is unaware of any academic literature since 2005 which indicates that the average return for venture-capital investments has materially changed from Prof. Cochrane’s 59% calculation.

Prof. Cochrane’s 59% per year calculation is an average return per year for a large set of companies. The values of individual development-stage companies do not go in a straight line, however. As companies reach different milestones in their development, their economic value generally significantly increases at particular points in time. Mathematicians call this type of graph a step-function. Taking the lessons learned from Prof. Cochrane, the Company structured the potential returns on an investment in Class A Preferred Stock utilizing the PIK and Success Bonus. The PIK causes a constant 7% rise in the potential return, and the Success Bonus creates a step-function that enables potential returns that are structured to generally exceed the historical returns for early-stage investments described in Prof. Cochrane’s research, in the event of a successful change of control.

It is important for you to understand that the actual return, IF ANY, that may be paid to investors in the Class A Preferred Stock is not known at this time and is dependent on the Company’s actual cash proceeds and/or cash or cash equivalents on hand at the time of any potential payment to the holders of the Class A Preferred Stock is triggered.”

7.	Please balance your disclosure regarding the benefits of the structure of the Class A Preferred Stock with the risks and disadvantages of owning Class A Preferred Stock.

Response: After the new section entitled, “Structure of Potential Returns for an Investment in the Company’s Class A Preferred Stock,” the following new section has been added:

“Risks and Possible Disadvantages of Owning Class A Preferred Stock

As with any equity investment, you may lose your entire investment in the Company. Return of your investment, or payment of any accrued PIK or Success Bonus, is contingent on the amount of the assets of the Company, or the consideration received, at the time of a change of control of the Company. Owners of Class A Preferred Stock have no voting rights and have no management control over the Company. In the event of a successful change of control of the Company, the potential returns, if any, for holders of Class A Preferred Stock will be determined by the PIK and the Success Bonus, rather than the sale price of the Company. Please see the section entitled “Risk Factors” for further discussion about the risks of investing in our Offering.”

Illustrations of How our Shares Work, page 7

8.	Please revise the introduction of this section to highlight, by the use of bold typeface or some other means, that the illustrations are hypothetical and do not constitute guarantees or projections, and that an investor could lose all or a part of their investment, as you state in your introduction to Risk Factors at page 11, and at “Prospective Investors could lose the entire value of their investment in the Class A Preferred Stock” at page 19 of your offering circular.

Response: The following disclosure has been added to the Offering Statement:

“THESE ILLUSTRATIONS ARE HYPOTHETICAL AND DO NOT CONSTITUTE GUARANTEES OR PROJECTIONS. THESE ILLUSTRATIONS ARE PROVIDED ONLY FOR THE PURPOSE OF HELPING POTENTIAL INVESTORS UNDERSTAND THE TERMS OF THE CLASS A PREFERRED STOCK. BECAUSE YOUR INVESTMENT IS NOT GUARANTEED, YOU MAY LOSE YOUR ENTIRE INVESTMENT, DEPENDING UPON THE SUCCESS OR FAILURE OF THE COMPANY.”

Risk Factors

Investors who acquire Class A Preferred Stock in this Offering will have limited control..., page 19

9.	Please revise to clarify that holders of Class A Preferred Stock have no voting rights.

Response: The suggested clarification has been was added to page 19 of the Offering Statement.

Use of Proceeds, page 21

10.	Please revise your disclosure in this section to state whether the net proceeds of the offering will allow you to complete testing and validation of your Virtuoso device. If not, please specify, for each assumed percentage of shares sold, how far along in your testing and validation you will be able to complete with your proceeds, and if any material amounts of other funds are necessary for clearance or approval, please state the amounts of such other funds needed and the sources thereof. Refer to Item 504 of Regulation S-K.

Response: The following disclosure has been added to page 21 of the Offering Statement:

“The Company currently anticipates that the net proceeds of the offering will allow the Company to complete the testing and validation of the Virtuoso device and system, as required for Food and Drug Administration approval. The FDA has three (3) primary paths that device manufacturers may pursue in order to begin commercial sales in the United States. Those pathways are generally called the 510(k) pathway, the De Novo pathway, and the Pre-Market Approval pathway. The Company currently anticipates that the FDA will likely evaluate the device and system under either the 510(k) pathway or the De Novo pathway and that the FDA will likely approve the system on either pathway. The Company bases its belief about the likely regulatory pathways that are available to the Company on the many robotic surgical devices that have previously received 510(k) clearance or De Novo classification as Class II devices. (A Class II device is a device that represents “moderate” risks.) In the event that the FDA requires Pre-Market Approval, the proceeds of the Offering will not be sufficient to complete the testing and validation necessary for regulatory approval.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

11.	Please expand your discussion of results of operations and liquidity in MD&A to include the interim periods ended June 30, 2019 and 2018 in accordance with Item 9 of Form 1-A.

Response: The following disclosure has been added to the MD&A:

“Comparison of the Six Months Ended June 30, 2019 and 2018

During the first half of 2019, the Company accelerated its development operations by increasing research and development expenses to $598,485 for the six months ended June 30, 2019 compared to $335,620 during the same prior year period. In particular, as compared to the first half of 2018, the Company spent a materially larger percentage of the Company’s operating expenditures on outside consulting. The Company hired several outside engineering, software or design firms to assist the Company’s development process in the areas of: project planning; testing and validation needs; software and information-systems improvements; financial-systems improvements; risk analysis (including human-factors analysis); and sterility measures. The acceleration in the Company’s use of outside consultants is expected to continue if the Offering is fully subscribed.”

Management, page 27

12.	Please file as exhibits the employment agreements with Richard Hendrick and C. Mark Pickrell. See Item 17.6.(c) of Form 1-A. Please also ensure that all material terms of the agreements are disclosed. Refer to Item 402(o)(1) of Regulation S-K.

Response: The employment agreements have been added as exhibits to the Offering Statement. The following disclosure also has been added to the section entitled “Executive Compensation” on page 29:

“Under the terms of his employment agreement, as orally amended, Richard Hendrick is a full-time employee of the Company and paid a salary of $110,000 per year. In addition, he receives a health-insurance subsidy of $150 per month and an annual SEP contribution of four percent (4%) of his annual salary. In addition, Mr. Hendrick’s employment agreement contains a “Work for Hire” provision, which provides Company ownership of any intellectual property generated by Mr. Hendrick during the course of his employment, and it contains a one (1) year non-compete provision.

Under the terms of his employment agreement, as orally amended, Mark Pickrell is a part-time employee (.6 FTE) of the Company and paid a salary of $103,000 per year. In addition, he receives a health-insurance subsidy of $150 per month and an annual SEP contribution of four percent (4%) of his annual salary.”

Financial Statements

Notes to Financial Statements

Note 10. Subsequent Events, page F-10

13.	We note subsequent to year end you authorized a 10,000 for one share stock split. Please revise all financial statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-1 to reference the stock split and dual-date its opinion in accordance with AICPA AU-C Section 560.A11.

Response: The financial statements and auditor report have been amended to reflect the 10,000:1 forward stock split.

Unaudited Interim Financial Statements, page F-11

14.	Please revise your interim financial statements, for the six months ended June 30, 2019, to include the corresponding period of the preceding fiscal year, in accordance with Part F/S(b)(5) of Form 1-A and include the statement required by Part F/S(b)(5)(iii). In addition, please include footnotes to your interim financial statements, in accordance with Part F/S(c)(1)(i) of Form 1-A and Rule 8-03(b)(1) of Regulation S-X, or tell us why you believe they are not necessary.

Response: The financial statements have been amended to include unaudited financial statements for H1 2018 and H1 2019. Those unaudited financial statements also include footnotes.

We appreciate the opportunity to respond to your comments. If you have any questions during your review, or we can assist in any way, please do not hesitate to contact David Clay or me.

Sincerely,

/s/ C. Mark Pickrell
General Counsel & Chief Administrative Officer
Virtuoso Surgical, Inc.

cc:	David R. Clay
Sharon A. Carroll